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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            BDM INTERNATIONAL, INC.
                           (Name of Subject Company)

                            SYSTEMS ACQUISITION INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                                    TRW INC.
                                   (Bidders)
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                  05537W-20-9
                     (Cusip Number of Class of Securities)
                           WILLIAM B. LAWRENCE, ESQ.
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                    TRW INC.
                               1900 RICHMOND ROAD
                             CLEVELAND, OHIO 44124
                           TELEPHONE: (216) 291-7230
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                    COPY TO:
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939
                      ATTENTION: ROBERT A. PROFUSEK, ESQ.

                               NOVEMBER 20, 1997
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                           CALCULATION OF FILING FEE
 TRANSACTION VALUATION*      AMOUNT OF FILING FEE**
      $925,921,014                  $185,184

 *This amount assumes the purchase, pursuant to the Offer to Purchase, of all the 29,723,431 outstanding shares of Common Stock ("Shares") of the Subject Company outstanding as of November 19, 1997 and 1,663,722 Shares issuable upon exercise of certain options at $29.50 per Share.

**1/50 of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     None
Form or Registration No.:   Not applicable
Filing Party:               Not applicable
Date Filed:                 Not applicable

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CUSIP NO. 05537W-20-9  14D-1

  1)    Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons
        TRW Inc. ("Parent")
        I.R.S. No. 34-0575430

  2)    Check the Appropriate Box if a Member of a Group
        (a) [X]
        (b) [ ]

  3)    SEC USE ONLY

  4)    Source of Funds
        WC, BK, OO

  5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or
        2(f) [X]

  6)    Citizenship or Place of Organization
        Ohio
  7)    Aggregate Amount Beneficially Owned by Each Reporting Person
        7,660,000

  8)    Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares [  ]

  9)    Percent of Class Represented by Amount in Row (7)
        25.8% of the Shares issued and outstanding as of November 19, 1997.

 10)    Type of Reporting Person
        CO, GM

CUSIP NO. 05537W-20-9  14D-1

  1)    Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons
        Systems Acquisition Inc. ("Purchaser")
        I.R.S. No. Applied for

  2)    Check the Appropriate Box if a Member of a Group
        (a) [X]
        (b) [ ]

  3)    SEC USE ONLY

  4)    Source of Funds
        WC, AF

  5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or
        2(f) [ ]

  6)    Citizenship or Place of Organization
        Delaware
  7)    Aggregate Amount Beneficially Owned by Each Reporting Person
        7,660,000

  8)    Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares [  ]

  9)    Percent of Class Represented by Amount in Row (7)
        25.8% of the Shares issued and outstanding as of November 19, 1997.

 10)    Type of Reporting Person
        CO, GM

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by Systems Acquisition Inc. ("Purchaser"), a wholly owned subsidiary of TRW Inc. ("Parent"), to purchase all the outstanding shares of Common Stock (the "Shares") of BDM International, Inc. (the "Company"), at a purchase price of $29.50 per Share, net to the seller in cash without interest thereon (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

Item 1. Security and Subject Company.

     (a) The name of the subject company is BDM International, Inc., a Delaware corporation. The address of the Company's principal executive offices is 1501 BDM Way, McLean, Virginia 22101-3204.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $0.01 per share, of the Company. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

     (a)-(d) and (g) This Statement is filed on behalf of Parent and Purchaser. The principal offices of Parent and Purchaser are located at 1900 Richmond Road, Cleveland, Ohio 44124. The information set forth in Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase and in
Schedule I thereto is incorporated herein by reference. Parent is incorporated under the laws of the State of Ohio and Purchaser is incorporated under the laws of the State of Delaware.

     (e) During the last five years neither Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) During the last five years, neither Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to the Offer to Purchase was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

     (a)-(b) The information set forth in the Introduction, in Section 10 ("Background of the Offer") and Section 11 ("Purpose; Merger Agreement; Stockholders Agreement; Vote Required to Approve the Merger; Appraisal Rights; Plans for the Company; Going Private Transactions") of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

     (a)-(b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     (a)-(g) The information set forth in the Introduction and in Section 10 ("Background of the Offer"), Section 11 ("Purpose; Merger Agreement; Stockholders Agreement; Vote Required to Approve the Merger; Appraisal Rights; Plans for the Company; Going Private Transactions"), Section 13 ("Effect of the Offer on the

Market for Shares, Nasdaq Listing and Exchange Act Registration") and Section 12 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

     (a) and (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning Parent and Purchaser"), Section 11 ("Purpose; Merger Agreement; Stockholders Agreement; Vote Required to Approve the Merger; Appraisal Rights; Plans for the Company; Going Private Transactions") and
Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning Parent and Purchaser"), Section 10 ("Background of the Offer") and Section 11 ("Purpose; Merger Agreement; Stockholders Agreement; Vote Required to Approve the Merger; Appraisal Rights; Plans for the Company; Going Private Transactions") of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

     The information set forth in the Introduction, Section 10 ("Background of the Merger"), Section 16 ("Fees and Expenses") and Section 17 ("Miscellaneous") of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

     The information set forth in Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase is incorporated herein by reference.

     The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

Item 10. Additional Information.

     (a) The information set forth in the Introduction and in Section 8 ("Certain Information Concerning Parent and Purchaser"), Section 10 ("Background of the Offer") and Section 11 ("Purpose; Merger Agreement; Stockholders Agreement; Vote Required to Approve the Merger; Appraisal Rights; Plans for the Company; Going Private Transactions") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 11 ("Purpose; Merger Agreement; Stockholders Agreement; Vote Required to Approve the Merger; Appraisal Rights; Plans for the Company; Going Private Transactions"), Section 13 ("Effect of the Offer on the Market for Shares, Nasdaq Listing and Exchange Act Registration") and Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares, Nasdaq Listing and Exchange Act Registration") and Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

Item 11. Material to be Filed as Exhibits.

                                 EXHIBIT INDEX

  NO.                                       DOCUMENT                                     PG. NO.
-------  ------------------------------------------------------------------------------- -------
(a)(1)   Offer to Purchase, dated November 26, 1997.....................................
(a)(2)   Letter of Transmittal..........................................................
(a)(3)   Notice of Guaranteed Delivery..................................................
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees.......................................................................
(a)(5)   Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees...................................................
(a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute
         Form W-9.......................................................................
(a)(7)   Text of Press Release issued by Parent, dated November 21, 1997................
(a)(8)   Summary Advertisement, dated November 26, 1997.................................
(b)(1)   Amendment to Multi-Year Revolving Credit Agreement, dated as of May 8, 1996, by and among Parent and various financial institutions............................
(b)(2)   Amendment to Multi-Year Revolving Credit Agreement (as amended and restated as of May 8, 1996), dated August 7, 1997, by and among Parent and various financial institutions.........................................................
(b)(3)   Form of Commitment Letter for 364-Day Revolving Credit Facility................
(b)(4)   Form of Revolving Credit Agreement.............................................
(c)(1)   Agreement and Plan of Merger, dated as of November 20, 1997, by and among the
         Company, Parent, and Purchaser.................................................
(c)(2)   Stockholders Agreement, dated as of November 20, 1997, by and among Parent,
         Purchaser, The Carlyle Partners Leveraged Capital Fund I, L.P., BDM Acquisition
         Partners, L.P., BDM Acquisition Partners II, L.P., The Carlyle Group, L.P., and
         TWC Virginia, Inc..............................................................
(c)(3)   Confidentiality Agreement, dated as of September 12, 1997, by and among
         Wasserstein Perella & Co., Inc., acting on behalf of BDM International, Inc., and Parent.....................................................................
(c)(4)   Exclusivity Agreement, dated November 14, 1997, by BDM International, Inc., The
         Carlyle Partners Leveraged Capital Fund I, L.P., BDM Acquisition Partners,
         L.P., BDM Acquisition Partners II, L.P., The Carlyle Group, L.P., and TWC
         Virginia, Inc..................................................................
(c)(5)   Form of Employment Agreement, dated as of November 20, 1997, between Parent and each of Thomas A. Grissen, Helen M. Seltzer, William C. Hoover, Philip A.
         Odeen, David L. Patterson and Roy V. Woodle....................................

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TRW INC. (Parent)

                                          By /s/ William B. Lawrence
                                            ------------------------------------
                                            William B. Lawrence
                                            Executive Vice President, General
                                             Counsel and Secretary

                                          SYSTEMS ACQUISITION INC. (Purchaser)

                                          By /s/ Kathleen A. Weigand
                                            ------------------------------------
                                            Kathleen A. Weigand
                                            Vice President and Secretary

Date: November 26, 1997